ADVISORS REIT I, INC.

Suite 235

8301 E. 21st North

Wichita, Kansas 67206

March 14, 2006

VIA EDGAR

Re:	ADVISORS REIT I, INC. — Form RW — Application for
Withdrawal of Registration Statement No. 333-124916

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:              Ms. Peggy Kim

Senior Counsel

Division of Corporation Finance

Ladies and Gentlemen:

ADVISORS REIT I, INC., a Maryland corporation (the “Registrant”), hereby applies, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), to withdraw its Registration Statement on Form S-11 (Registration No. 333-124916), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on May 15, 2005, and was amended on August 5th, September 30th, October 26th and November 14th, 2005.

None of the Registrant’s securities registered pursuant to the Registration Statement have been sold and no investor’s funds were collected or escrowed.

Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

Kindly forward a copy of the order consenting to withdrawal of the Registration Statement to the undersigned. If you have questions regarding the foregoing application for withdrawal, please call Michael R. Biggs at Biggs Wilkerson, L.C., outside counsel to the Registrant, at (316) 684-2929.

Sincerely,

ADVISORS REIT I, INC.

By:	/s/ James L. Fritzemeier
Name: James L. Fritzemeier
Title: President